Chaia Georgetown LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food{91}	1,218,021.39
4120 · NA Beverage	116,486.65
4130 · Beer	20,590.00
4140 · Wine	29,034.00
4150 · Catering	
4151 · Food{135}	24,161.70
4152 · NA Beverage	245.00
4153 · Fee	308.00
4154 · Merchandise	153.00
Total 4150 · Catering	24,867.70
4160 · Event	
4161 · Food & Beverage	6,884.55
4162 · Fee	350.00
Total 4160 · Event	7,234.55
4170 · Merchandise	2,484.00
4200 · Discounts	-29,500.70
Total 4100 · Sales	1,389,217.59
4999 · Refunds-Allowances	-142.21
Total Income	1,389,075.38
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	318,672.56
5120 · NA Beverage COGS	25,933.36
5130 · Beer COGS	4,599.10
5140 · Wine COGS	7,977.20
5150 · Catering Delivery COGS	675.95
5160 · Merchandise COGS	407.50
7110 · Packaging	69,670.71
7814 · 3rd Party Fees & Commissions	21,041.86
Total 5100 · Cost of Goods Sold	448,978.24
Total COGS	448,978.24
Gross Profit	940,097.14
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	107,289.55
6012 · FOH Gross Wages	145,242.66
6013 · BOH Gross Wages	175,202.22
6014 · Training	6,888.72
6010 · Salaries & Wages - Other	538.65
Total 6010 · Salaries & Wages	435,161.80
6100 · Payroll Taxes	
6101 · Emplr FICA	736.96
6102 · FUTA	57.79
6103 · SUI	279.37
6104 · DC Family Leave	59.73
6100 · Payroll Taxes - Other	54,178.76
Total 6100 · Payroll Taxes	55,312.61

Chaia Georgetown LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
6200 · Workers Comp Insurance	4,766.47
6300 · Sales Commissions	1,236.25
6400 · Employee Development	50.00
6500 · Payroll Processing	8,687.59
6800 · Recruiting	685.00
6900 · Bonuses	1,000.00
Total 6000 · Employee Related	**506,899.72**
7000 · Operating Expenses	
7100 · Direct Operating	
7111 · Supplies	8,770.48
7112 · Equipment Rental	1,358.85
7113 · Decorations & Music	524.24
7114 · Linens	6,084.05
7116 · Uniforms & Cleaning	27,772.43
7117 · Taxes & Licenses	19,971.86
Total 7100 · Direct Operating	**64,481.91**
7200 · Advertising & Marketing	
7210 · Advertising	1,220.00
7220 · Marketing	913.78
7230 · Promotional	3,192.13
7240 · Donations	425.00
Total 7200 · Advertising & Marketing	**5,750.91**
7300 · General and Admin Expenses	
7310 · Bank Charges	723.01
7311 · Dues & Subscriptions	5,807.94
7313 · Office Expenses	6,563.00
7314 · Parking	852.05
7315 · Stationery & Printing	596.05
7316 · Exterminator	1,134.82
7318 · Penalties & Settlements	815.71
7319 · Management Fee	135,000.00
Total 7300 · General and Admin Expenses	**151,492.58**
7400 · Professional Services	
7410 · Accounting	18,000.00
7420 · Consulting Fees	1,091.10
Total 7400 · Professional Services	**19,091.10**
7500 · Repair & Maintenance	18,754.76
7600 · Utilities	
7600 · Utilities - Other	30,234.62
Total 7600 · Utilities	**30,234.62**
7700 · Occupancy	
7710 · Rent or Lease	77,298.45
7720 · Trash Removal	12,001.52
7730 · Insurance	8,692.00
Total 7700 · Occupancy	**97,991.97**
7800 · Selling Expenses	
7810 · Cash Over / Short	-3,625.96
7813 · Credit Card Processing	49,282.76
7815 · POS	849.79
Total 7800 · Selling Expenses	**46,506.59**
Total 7000 · Operating Expenses	**434,304.44**
Total Expense	**941,204.16**
Net Ordinary Income	**-1,107.02**

Chaia Georgetown LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Other Income/Expense	
Other Income	
9300 · Other Ordinary Income	1,465.58
Total Other Income	1,465.58
Other Expense	
8000 · Non-Operating Expenses	
8100 · Interest Expense	30,262.51
8200 · Depreciation	47,422.00
8300 · Amortization	5,666.00
8400 · Corporate Expenses	
8410 · Travel & Entertainment	1,380.43
8420 · Meals	731.02
Total 8400 · Corporate Expenses	2,111.45
Total 8000 · Non-Operating Expenses	85,461.96
8600 · Prior Period Expenses	-26,549.23
Total Other Expense	58,912.73
Net Other Income	-57,447.15
Net Income	**-58,554.17**